Prima BioMed Ltd

Level 12, 95 Pitt Street

Sydney, 2000 New South Wales

Australia

October 31, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Prima BioMed Ltd Registration Statement on Form F-3 Securities Act File No. 333-221021 REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Prima BioMed Ltd (the “Registrant”) hereby respectfully requests acceleration of its Registration Statement on Form F-3, filed on October 19, 2017, so that it may become effective at 4:00 p.m. (Eastern time) on November 2, 2017, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Christopher H. Cunningham, K&L Gates LLP, at (206) 370-7639.

The Registrant hereby acknowledges that, if the Securities and Exchange Commission (or its staff, acting pursuant to delegated authority) (the “Commission”) declares the filing effective, such action:

(i)	does not foreclose the Commission from taking any action with respect to the filing;

(ii)	does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Prima BioMed Ltd

By:	/s/ Deanne Miller
Deanne Miller COO, General Counsel & Secretary